UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

IGATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

451 69U 10 5

(CUSIP Number)

Devora Har-Tuv

c/o Viscaria Limited

Lemesou, 77

Elia House

P.C. 2121, Nicosia, Cyprus

+972 3777-4416

Copies to:

Joshua N. Korff, Esq.

Srinivas S. Kaushik, Esq.

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Viscaria Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-B, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-1, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP L.P. Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP Co. Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-1, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) PN

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP L.P. Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP Co. Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Guernsey (Holdco) PCC Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 10 (“Amendment No. 10”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 11, 2011 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on May 19, 2011 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on December 19, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on May 15, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC on April 4, 2013 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC on January 10, 2014 (“Amendment No. 5”), and Amendment No. 6 to the Original 13D filed with the SEC on April 28, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original 13D filed with the SEC on September 29, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original 13D filed with the SEC on November 14, 2014 (“Amendment No. 8”), and Amendment No. 9 to the Original 13D filed with the SEC on April 28, 2015 (“Amendment No. 9”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, the “Schedule 13D”) with respect to the Items and matters described below. The Schedule 13D was filed jointly on behalf of (i) Viscaria Limited, a private company limited by shares formed under the laws of Cyprus (“Investor”), (ii) Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. (collectively, the “Apax Europe VI Funds”), (iii) Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (collectively, the “Apax Europe VII Funds”), (iv) Apax US VII, L.P. (the “Apax US Fund”), (v) Apax Europe VI GP L.P. Inc. and Apax Europe VI GP Co. Limited (collectively, the “Apax Europe VI Funds GPs”), (vi) Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited (collectively, the “Apax Europe VII Funds GPs”), (vii) Apax US VII GP, L.P. and Apax US VII GP, Ltd. (collectively, the “Apax US Fund GPs”) and (viii) Apax Guernsey (Holdco) PCC Limited (the entities in clauses (i) through (viii), collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 10 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Undertaking among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. As a result of the existing relationships described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, and the existence of any group is expressly disclaimed. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity, except to the extent of such Reporting Person’s pecuniary interest therein.

Investor is a Cyprus private company and, as of the date of this Amendment No. 10 and as a result of the Merger (as defined and further described under Item 4 below), owns no shares of capital stock of the Issuer.

Each of the Apax Europe VI Funds and the Apax Europe VII Funds is constituted under English limited partnership law and domiciled in Guernsey. Each of the above named nominees (the “Nominees”) is an English company which maintains its registered address at 33 Jermyn Street, SW1Y 6DN London, United Kingdom. The registered address of Investor is Lemesou, 77 Elia House, P.C. 2121, Nicosia, Cyprus.

Apax Europe VI GP L.P. Inc., a Guernsey registered limited partnership, is the general partner of each of the Apax Europe VI Funds.

Apax Europe VI GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VI GP L.P. Inc.

Apax Europe VII GP L.P. Inc., a Guernsey registered limited partnership, is the general partner of each of the Apax Europe VII Funds.

Apax Europe VII GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VII GP L.P. Inc.

Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund, a Cayman Islands exempted limited partnership.

Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P.

The principal objective of each of the Apax Europe VI Funds, the Apax Europe VII Funds and Apax US Fund is to achieve long-term capital growth through the provision of risk capital. The principal business of the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is the management of investments and the general administration of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively. The registered office address of the Apax Europe VI Funds, the Apax Europe VII Funds, the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ. The registered office address of Apax US VII GP, Ltd., Apax US GP, L.P., and the Apax US Fund is P.O. Box 908GT, George Town, Grand Cayman, KY1–9002, Cayman Islands.

Apax Guernsey (Holdco) PCC Limited is a Guernsey protected cell company and is the sole beneficial owner of Apax Europe VI GP Co. Limited, Apax Europe VII GP Co. Limited and, as a result of a transfer of John F. Megrue’s 100% equity interests in Apax US VII GP, Ltd. to Apax Guernsey (Holdco) PCC Limited consummated on September 9, 2014, Apax US VII GP Ltd. Apax Guernsey (Holdco) PCC Limited maintains its principal office address at Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.

To the extent not provided in this Item 2, the name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed on Schedule A (as applicable) has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On July 1, 2015, the Issuer consummated the merger (the “Merger”) contemplated by the Agreement and Plan of Merger Agreement, dated as of April 25, 2015, by and among Cap Gemini S.A. (“SA”), Capgemini North America, Inc. (“NA” and, together with SA, “Parent”), Laporte Merger Sub, Inc. and the Issuer (the “Merger Agreement”). Upon completion of the Merger, the Issuer became an indirect, wholly-owned subsidiary of Parent and each outstanding share of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) was converted into the right to receive $48.00 in cash, without interest. As a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Clauses (a), (b), (c) and (e) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

(a) and (b)

As a result of the Merger, none of the Reporting Persons beneficially own any shares of Common Stock or have the power to vote or dispose of any shares of Common Stock.

(c)

Please see Item 4 above. On July 1, Investor received cash consideration of $48.00, without interest, for each share of Common Stock that was cancelled and extinguished and converted into the the right to receive $48.00 in cash, without interest, in accordance with the Merger Agreement.

(e)

The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common stock on July 1, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 1, Item 2, Item 3, Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Undertaking, dated as of February 11, 2011, by and among the Reporting Persons, which amends and restates Exhibit 1 to the Original 13D in its entirety (incorporated by reference to Exhibit 1 of Amendment No. 1 filed by the Reporting Persons on May 19, 2011).

Exhibit 2	Amendment No. 1 to Joint Filing Undertaking, dated as of May 19, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 2 of Amendment No. 1 filed by the Reporting Persons on May 19, 2011).

Exhibit 3	Amendment No. 2 to Joint Filing Undertaking, dated as of December 19, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 3 of Amendment No. 2 filed by the Reporting Persons on December 19, 2011).

Exhibit 4	Amendment No. 3 to Joint Filing Undertaking, dated as of May 14, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 4 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 5	Securities Purchase Agreement, dated as of January 10, 2011, by and among the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 6	Equity Commitment Letter, dated as of January 10, 2011, by and among the Issuer, Investor and the Apax Funds (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 7	Statement with Respect to Shares of 8% Series B Convertible Participating Preferred Stock of the Issuer, dated as of January 31, 2011, filed by the Issuer with the Pennsylvania Corporation Bureau (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 8	Investment Rights Agreement, dated as of February 1, 2011, by and between the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 9	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among the Issuer, Investor and the Shareholders (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 10	Common Stock Purchase Agreement, dated as of May 1, 2012, by and among Investor and the Sellers (incorporated by reference to Exhibit 10 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 11	Lock-up Agreement, dated as of April 30, 2012, by and between Investor and Jefferies (incorporated by reference to Exhibit 11 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 12	Letter Agreement, dated as of May 14, 2012, by and between Investor and the Issuer (incorporated by reference to Exhibit 12 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 13	Common Stock Purchase Agreement, dated as of March 6, 2013, by and between Investor and Mr. Murthy (incorporated by reference to Exhibit 10 of Amendment No. 3 filed by the Reporting Persons on April 3, 2013).

Exhibit 14	Conversion and Exchange Agreement, dated as of November 4, 2014, by and between Investor and the Issuer (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on November 4, 2014).

Exhibit 15	Merger Agreement, dated as of April 25, 2015, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on April 27, 2015).

Exhibit 16	Voting Agreement, dated as of April 25, 2015, by and among Parent, Merger Sub and the Majority Shareholders (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Issuer on April 27, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: July 1, 2015

VISCARIA LIMITED

By:	/s/ Vivesh Pillay
	Name:	Vivesh Pillay
	Title:	Director

APAX EUROPE VI-A, L.P.

By:	Apax Europe VI GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

APAX EUROPE VI-1, L.P.

By:	Apax Europe VI GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

SIGNATURE PAGE TO FORM 13D FILING

APAX EUROPE VII-A, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

APAX EUROPE VII-B, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

APAX EUROPE VII-1, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

SIGNATURE PAGE TO FORM 13D FILING

APAX US VII, L.P.

By:	Apax US VII GP L.P.
Its:	General Partner

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ Mitchell L. Truwit
	Name:	Mitchell L. Truwit
	Title:	CEO

APAX EUROPE VI GP L.P. INC.

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII GP L.P. INC.

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

SIGNATURE PAGE TO FORM 13D FILING

APAX US VII GP, L.P.

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ Mitchell L. Truwit
	Name:	Mitchell L. Truwit
	Title:	CEO

APAX US VII GP, LTD.

By:	/s/ Mitchell L. Truwit
	Name:	Mitchell L. Truwit
	Title:	CEO

SIGNATURE PAGE TO FORM 13D FILING

SCHEDULE A

Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and, to the extent not provided in the Schedule 13D to which this Schedule A is attached, the principal business and address of any organization in which such employment is conducted) of each director and executive officer of the Reporting Persons who are corporations.

Name / Citizenship	Business Address	Entity / Present Principal Occupation or Employment
Devora Har-Tuv (United States and Israel citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Vivesh Ramsamy Pillay (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Sokratis Kominakis (Greek citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Andreas Athinodorou (Cyprus citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Alexis Xenophontos (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Denise Fallaize (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Guernsey (Holdco) PCC Limited - Director Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Trina Le Noury (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Guernsey (Holdco) PCC Limited - Director

Martin Halusa (Austrian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Andrew Guille (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director Apax Guernsey (Holdco) PCC Limited - Director

David Staples (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Nicholas Kershaw (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Simon Cresswell (Australian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Mitchell L. Truwit (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - CEO Apax Partners, L.P. - CEO

John F. Megrue (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

William J. Gumina (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

Jason Wright (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

Alex Pellegrini (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President